UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended December 31, 2021
or
☐ TRANSITION REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission File Number: 001-38314

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

MVB Bank, Inc. 401(k) Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

301 Virginia Avenue, Fairmont, WV 26330

REQUIRED INFORMATION

1. In lieu of the requirements of Items 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the plan’s fiscal years ended December 31, 2021 and 2020.

Exhibit 23: Consent of FORVIS, LLP, Independent Registered Public Accounting Firm.

MVB Bank, Inc. 401(k) Retirement Plan

TABLE OF CONTENTS

Page No.
Report of Independent Registered Public Accounting Firm     1
FINANCIAL STATEMENTS
Statements of net assets available for benefits………………………………………………..     3

Statement of changes in net assets available for benefits……………………………………     4

Notes to financial statements…………………………………………………………………….     5
SUPPLEMENTAL INFORMATION
Schedule H, Line 4a – Schedule of delinquent participant contributions…………………… 12

Schedule H, Line 4i – Schedule of assets (held at end of year)……………………………..     13

Item 9(b) – Exhibits:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm……………………… 15

Report of Independent Registered Public Accounting Firm
To the Participants of MVB Bank Inc, 401(k) Retirement Plan and Board of Directors MVB Bank, Inc.
Fairmont, WV

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the MVB Bank, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 and schedule of delinquent participant contributions for the year ended December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedule, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ FORVIS, LLP (Formerly, Dixon Hughes Goodman LLP)
We have served as the Plan’s auditor since 2014.
Charleston, WV
June 28, 2022

MVB Bank, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits December 31, 2021 and 2020

	2021	2020

ASSETS
Investments at fair value	$ 28,877,459	$ 23,235,385
MVB Financial Corp common stock	57,279	-
	28,934,738	23,235,385

Cash, non-interest bearing	1,000	-

Receivables:
Employer contributions receivable	-	1,063
Participant contributions receivable	-	2,576
Notes Receivable from participants	220,429	233,005
	220,429	236,644

Total Assets	29,156,167	23,472,029

LIABILITIES
Payable for required refund of excess contributions	10,276	-
Total Liabilities	10,276	-

Net Assets Available for Benefits	$ 29,145,891	$ 23,472,029

The accompanying notes are an integral part of these financial statements

MVB Bank, Inc. 401 (k) Retirement Plan Statements of Changes in Net Assets Available for Benefits December 31, 2021

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$ 2,229,328
Interest and dividends	705,532

2,934,860

Interest income on notes receivable from participants	12,147

Contributions:
Employer	1,280,053
Participant	2,905,896
Rollover	2,304,462

6,490,411

Total additions	9,437,418

Deductions from net assets attributed to:
Benefits paid to participants	3,646,451
Administrative expenses	117,105
Total deductions	3,763,556

Net change	5,673,862

Net assets available for benefits:
Beginning of year	23,472,029

End of year	$ 29,145,891

The accompanying notes are an integral part of these financial statements

MVB Bank, Inc. 401 (k) Retirement Plan
Notes to the Financial Statements
    NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the MVB Bank, Inc. 401(k) Retirement Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a section 401(k) plan that covers substantially all employees of MVB Bank, Inc. (the “Company”) and its affiliates who have attained the age of 21. Participants are eligible to participate in the Plan on the first day following the month the participant meets the eligibility requirements. Fidelity Management Trust Company serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was passed by Congress. The CARES Act, among other things, includes several relief provisions available to tax qualified retirement plans and their participants. Plan management evaluated the impact of the CARES Act on the Plan and adopted several of the provisions regarding the expansion of allowed Plan distributions, the repayment of loans and the suspension of required minimum distributions. These temporary CARES Act provisions expired at the end of 2020. The Plan will be amended to reflect these changes prior to the December 31, 2022 deadline.
Contributions
Participants who have attained age 50 before the end of the plan are eligible to make catch-up contributions. Participants may elect to contribute up to 100 percent of their pretax compensation, as defined in the plan document, subject to Internal Revenue Code (“IRC”) limitations. Participant salary deferrals may be traditional 401(k) (pre-tax) or Roth 401(k) (after-tax). Effective January 1, 2019, the Plan was amended to add an autoenrollment provision of 5% for compensation for eligible employees hired after that date, subject to the employees’ election to opt out of participation. Participants may also contribute amounts representing distributions from other plans and certain individual retirement accounts. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company contributes a discretionary matching contribution to participants of the plan. Effective June 2021, the Company changed the match provisions from 50% up to 5% of compensation based on the elective contributions that a participant contributes to the Plan to matching 100% of the first 4% participants defer to the plan. The matching Company contribution is invested in the same investments at the same percentage directed by participants. The Company may also elect to make discretionary qualified non-elective employer contributions (QNEC) to satisfy certain required compliance tests. No QNEC contributions were made during 2021. Contributions are subject to certain limitations.

Investment Options
Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds as investment options for participants. Effective the fourth quarter 2021, Company stock became an investment option to the 401(k) plan. The Company stock provision is limited to 10% of the participant’s balance.

Participant Accounts
In addition to the participant’s contribution and employer match, each participant’s account is credited with an allocation of Plan earnings (losses), charged with benefit payments, and allocations of administrative expenses and forfeitures. Allocations of administrative expenses are based on participant account balances, as defined. Allocations of forfeitures are based upon eligible wages, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Effective with the second quarter 2021, the Company’s employer match vests immediately. Prior to second quarter 2021, vesting the Company’s contribution portion of their accounts was based on years of service. A participant was 100% vested after six years of credited service.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance of the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2021, outstanding loans bore interest rates ranging from 4.25% to 6.50%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service, death or disability, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Hardship distributions of vested amounts are permitted upon demonstration of financial hardship. In service distributions are available from fully vested sources after the participant reaches age 59-1/2.
Forfeited Accounts
At December 31, 2021 and 2020 respectively, forfeited non-vested accounts totaled $104,125 and $10,920. During 2021, forfeitures of $19,052 were used to reduce employer matching contributions. Forfeited accounts are used to reduce future Company contributions.
    NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded upon distribution.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.
Administrative Expenses
Expenses of maintaining the Plan are paid by either participants or the Company as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (distributions and participant loans) are charged directly to the participant’s account.
    NOTE 3 -FAIR VALUE MEASUREMENTS
Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:
•Level 1:    Observable inputs such as quoted prices in active markets.
•Level 2: Inputs other than quotes prices in active markets that are either directly or indirectly observable.
• Level 3: Unobservable inputs about little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.
When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Mutual Funds: Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.
Common Stock of MVB Financial Corp: Common Stock of MVB Financial Corp is reported at fair value utilizing Level 1 inputs. The fair value of the common stock for MVB Financial Corp is determined by the closing price reported on NASDAQ.
The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2021 and 2020:

	Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Company common stock	$57,279	$—	$—	$57,279
Mutual Funds	$28,877,459	$—	$—	$28,877,459
Investments at fair value	$28,934,738	$—	$—	$28,934,738

	Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual Funds	$23,235,385	$—	$—	$23,235,385
Investments at fair value	$23,235,385	$—	$—	$23,235,385
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
    NOTE 4 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS
    Certain Plan investments are shares of the Company’s common stock. The Company is the Plan sponsor and therefore qualifies as a related party / party-in-interest. Effective Q4 2021, Company common stock became eligible as an investment option within the 401k plan. As of December 31, 2021, the Plan held an investment of 1,379 shares of common stock of the company with the fair value of 57,279. During the year ended December 31, 2021, the Plan recorded dividend income of $152. In addition, certain investments of the Plan are various funds of Fidelity Investments, an affiliate of Fidelity Management Trust, the trustee of the Plan. Such investment transactions, therefore, qualify as party-in-interest transactions. Fees paid by the Plan to the trustee or its affiliates for participant-initiated transactions were $63,693 for the year ended December 31, 2021. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
NOTE 5 – NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS
During 2021, the Company inadvertently failed to deposit approximately $10,826 of participant deferrals within the required timeframe as stated by the United States Department of Labor (“DOL”). The DOL considers late deposits to be prohibited transactions. The Company is in the process of making the prescribed corrections.
    NOTE 6 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings.
    NOTE 7 - INCOME TAX STATUS
The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan is relying on the IRS approval of the prototype plan that it is utilizing. The IRS has determined and informed the trustee by a letter dated March 31, 2014, that the prototype plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.
    NOTE 8 - RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in statements of net assets available for benefits.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2021 and 2020 to the Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$29,145,891	$23,472,029
Excess contributions and earnings	10,276	—
Contributions receivable	—	(3,639)
Net assets available for benefits per Form 5500	$29,156,167	$23,468,390

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2021, to net income per Form 5500:

Net change in net assets available for benefits per the financial statements	$5,673,862

2020 Employee and Employer contribution receivable	3,639
2021 excess contributions	10,276

Net income per Form 5500	$5,687,777

Supplementary Information

MVB Bank, Inc. 401(k) Retirement Plan
Schedule of Delinquent Participant Contributions
Schedule H, Line 4a
EIN: 55-0755205		Plan: 001
Year Ended December 31, 2021

Total Fully
				Totals That	Corrected under
				Constitute	Voluntary
	Participant			Nonexempt	Fiduciary
	Contributions			Prohibited	Correction
	Transferred	Totals That Constitute		Transactions	Program (VFCP)
	Late to the Plan	Nonexempt Prohibited Transactions		Contributions	and Prohibited
	(Participant Loan	Contributions	Contributions	Pending	Transaction
Pay Period	Repayments	Not	Corrected	Correction	Exemption
Ending	Are Included)	Corrected	Outside VFCP	in VFCP	2002-51

January 13, 2021	2,745	-	-	2,745	-
April 27, 2021	35	-	-	35	-
September 22,2021	3,756	-	-	3,756	-
October 6, 2021	4,290	-	-	4,290	-

Lost earnings related to 2021 contributions were deposited to the Plan in 2022.

See report of Independent Registered Public Accounting Firm.

MVB Bank, Inc. 401(k) Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
EIN: 55-0755205 - Plan No. 001

		(c)
(a)	(b)	Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e)
	lessor, or similar party	collateral, par or maturity value	Cost**	Current value
*	Fidelity Investments	Fidelity Advisor Freedom 2025 class I		$ 3,956,308
*	Fidelity Investments	Fidelity Advisor Freedom 2030 class I		3,102,088
*	Fidelity Investments	Fidelity Advisor Freedom 2040 class I		3,048,404
*	Fidelity Investments	Fidelity Advisor Freedom 2045 class I		2,907,197
*	Fidelity Investments	Fidelity Advisor Freedom 2055 class I		2,479,890
*	Fidelity Investments	Fidelity Advisor Freedom 2035 class I		2,028,418
*	Fidelity Investments	Fidelity Advisor Freedom 2020 class I		1,830,773
*	Fidelity Investments	Fidelity Govt MMKT K6		1,597,115
*	Fidelity Investments	Fidelity Advisor Freedom 2050 class I		1,519,138
*	Fidelity Investments	Fidelity 500 Index		1,465,694
	Oppenheimer	Harbor Capital App Inst		752,561
*	Fidelity Investments	Fidelity Midcap Index		662,845
*	Fidelity Investments	Fidelity Advisor Freedom 2015 class I		617,360
*	Fidelity Investments	Fidelity Freedom Index 2065		453,782
	Dodge & Cox	Dodge & Cox Income		397,578
	American Funds	AF Europac Growth R6		380,825
*	Fidelity Investments	Fidelity Advisor Freedom 2060 class I		317,436
	DFA	DFA US Small Cap Value		315,599
	Dodge & Cox	Dodge & Cox Stock		282,301
	Conestoga	Conestoga Small Cap IS		193,223
	Oppenheimer	I O Developing Markets R6		158,074
*	Fidelity Investments	Fidelity Small Cap Index		122,960
*	Fidelity Investments	Fidelity Infl Pr Bd index		101,955
	Pioneer	Pioneer Strategic Income Y		95,418
	DFA	DFA International Small Company I		83,971
*	MVB Financial Corp	Common Stock		57,279
*	Fidelity Investments	Fidelity Freedom Index Income Inv		6,357
*	Fidelity Investments	Fidelity Cash Reserves		1,000
*	Fidelity Investments	Fidelity Freedom Index 2005		178
*	Fidelity Investments	Fidelity Advisor Freedom 2010 class I		11
*	Participant loans ***	Maturity through May 2029, interest rates ranging
		from 4.25% to 6.50%, collateralized by participant accounts	$ -	220,429

			$ -	$29,156,167
*Party-in-interest
**Cost information omitted for participant-directed investments.
***The accompanying financial statements classify participant loans a notes receivable from participants.

See report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned authorized individual.

The MVB Bank, Inc. 401(k) Retirement Plan

By: MVB Bank, Inc.
    Plan Administrator

June 28, 2022

By: /s/ Donald T. Robinson
Donald T. Robinson
President

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-260228) of our report dated June 28, 2022, with respect to the financial statements and supplemental schedules of MVB Bank, Inc. 401(k) Retirement Plan included in this Annual Report on Form 11-K for the year ended December 31, 2021.
/s/ FORVIS, LLP (Formerly, Dixon Hughes Goodman LLP)
Charleston, West Virginia